UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number: 000-28508

Flamel Technologies, S.A.

(Translation of registrant's name into English)

Parc Club du Moulin à Vent

33 avenue du Dr. Georges Levy

69693 Vénissieux Cedex France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Acquisition of Éclat Pharmaceuticals

On March 13, 2012, Flamel Technologies S.A. (“Flamel”), through its wholly owned Delaware subsidiary Flamel US Holdings, Inc. (“Flamel US”), acquired all of the membership interests of Éclat Pharmaceuticals, LLC (“Éclat”), a St. Louis-based specialty pharmaceutical company focused on the development, approval, and commercialization of niche brands and generic products (the “Acquisition”). Prior to the Acquisition, Éclat was owned by Éclat Holdings, LLC (now renamed Breaking Stick Holdings, LLC) (“Éclat Holdings”), an affiliate of Deerfield Capital L.P. Deerfield Capital, together with its affiliates, is Flamel’s largest shareholder.

Purchase Agreement

The Acquisition was made pursuant to a Membership Interest Purchase Agreement (the “Purchase Agreement”) among Flamel, Flamel US, Éclat Holdings and Éclat. In exchange for all of the issued and outstanding membership interests of Éclat (the “Purchased Interests”), Flamel US provided consideration consisting of:

•	a $12 million senior, secured six-year Note (as described below);
•	two Warrants (as described below) to purchase American Depositary Shares (“ADSs”) of Flamel; and
•	a commitment to make earnout payments of 20% of any gross profit generated by certain Éclat launch products.

The Purchase Agreement also contains certain representations and warranties, covenants, indemnification and other customary provisions.

Note Agreement and Note

Under the terms of the Note Agreement among Flamel, Flamel US and Éclat Holdings dated March 13, 2012 (the “Note Agreement”), Flamel US issued a $12 million senior note (the “Note”) to Éclat Holdings that is guaranteed by Flamel and its subsidiaries and secured by the Purchased Interests and assets of Éclat. The note is payable over six years only if certain contingencies are satisfied, namely that: (a) two or more Éclat launch products are approved by the U.S. Food and Drug Administration (the “FDA”) or (b) one Éclat launch product is approved by the FDA and has generated $40 million or more in cumulative net sales (the “Thresholds”). If either Threshold is satisfied, Flamel US will pay 25% of the original principal amount due under the Note on each of the third, fourth, fifth and sixth anniversaries of the date of the Note. The Note accrues interest at an annual rate of 7.5%, payable in kind, until one Éclat launch product is approved by the FDA. After FDA approval of one Éclat launch product is obtained, any interest previously capitalized is payable in cash no later than nine months following FDA approval, and any future interest is payable in cash when due.

The Note Agreement contains certain affirmative covenants that require Flamel and its subsidiaries generally to maintain their existence and qualifications to conduct business, to comply with applicable laws, to maintain licenses and permits required to conduct business, to notify Éclat Holdings of defaults and material legal proceedings against Flamel or any subsidiary, to timely file SEC periodic reports or otherwise provide timely financial statements and require Flamel to convene a shareholders meeting to vote on approval of the Warrants (as defined below) as promptly as practicable and no later than September 30, 2012.

The Note Agreement also contains certain negative covenants that, until the final payment date under the Note, do not permit:

•	Flamel or its subsidiaries to liquidate, dissolve, merge, consolidate or reorganize, subject to certain permitted exceptions;
•	Flamel to establish any subsidiary unless the subsidiary guarantees the Note;
•	Flamel or any subsidiary to:
(a)	prior to March 13, 2015, enter into any management contract whereby a substantial part of its business is managed by someone other than Mr. Anderson, unless Mr. Anderson’s employment agreement is terminated due to death, disability or cause or Mr. Anderson resigns as Chief Executive Officer prior to March 13, 2015 other than as a result of Flamel’s breach of Mr. Anderson’s employment agreement, or

(b)	make any restricted payments (such as dividends or distributions) to any Flamel shareholder, subject to certain permitted exceptions; or
•	Flamel or any subsidiary to create or incur any lien on any of its assets or create, incur assume or guarantee any indebtedness, subject to certain permitted exceptions.

In the event of a transaction involving a change in control by Flamel at any time after a Threshold has been reached, Éclat Holdings has a put right to accelerate the full unpaid amount under the Note.

The Note Agreement also contains certain acceleration provisions if certain defined events of default occur and continue beyond applicable cure periods. Prior to a Threshold having been reached, the occurrence of the following events of default, among others, would permit acceleration of the unpaid balance under the Note:

•	Flamel US fails to make payments of principal when due or interest within 5 business days of any due date;
•	Flamel or Flamel US becomes generally unable to pay its debts as they become due or commences bankruptcy or similar proceedings;
•	Mr. Anderson does not become Chief Executive Officer of Flamel as contemplated by his employment agreement;
•	Mr. Anderson is removed as Chief Executive Officer of Flamel prior to March 13, 2015 for any reason other than on account of death, disability or cause;
•	Mr. Anderson voluntarily resigns as Chief Executive Officer of Flamel prior to March 13, 2015 because Flamel has breached its agreements under Mr. Anderson’s employment agreement;
•	Éclat ceases conducting the business it currently conducts or proposes to conduct;
•	Any asset of Éclat is sold, assigned, licensed or otherwise transferred except in the ordinary course of business, subject to certain exceptions; or
•	The limited liability company agreement of Éclat is amended in any manner adverse to the interests of Éclat Holdings in any material respect under the purchase documents.

After a Threshold has been reached, the occurrence of the following events of default, among others, also would permit acceleration of the unpaid balance under the Note:

•	Flamel or Flamel US fails to comply with any covenant under any purchase document that remains uncured within 30 days after receiving notice of such default from Éclat;
•	Any representation or warranty made by Flamel or Flamel US in any purchase document to which it is a party is incorrect, false or misleading in any material respect as of the date it was made;
•	One or more money judgments against Flamel or Flamel US or attachments against any of its property (not covered by insurance), that exceed $500,000 in the aggregate, or which could reasonably be expected to have a material adverse effect remain unpaid, unstayed, undischarged, unbounded or undismissed for 30 days from the date of entry of such judgment; or
•	Flamel or any of its subsidiaries fails to perform any agreement related to indebtedness of Flamel or any subsidiary having an aggregate principal amount in excess of $500,000.

Warrants to Purchase American Depositary Shares

In addition to the Note, Flamel also issued to Éclat Holdings, two six-year warrants (the “Warrants”) to purchase an aggregate of 3,300,000 American Depositary Shares (“ADSs”), each representing one ordinary share, of Flamel. One Warrant is exercisable for 2,200,000 ADSs at an exercise price of $7.44 per ADS, and the other Warrant is exercisable for 1,100,000 ADSs at an exercise price of $11.00 per ADS. The Warrants may be only be exercised upon approval by the holders of Flamel’s ordinary shares (the “Shareholder Approval”). If Shareholder Approval is not obtained by March 13, 2014, the term of the Warrants will extend to seven years, and the Warrants may be cash settled if the holder chooses to redeem the Warrants at a redemption price based on the intrinsic value of the Warrant.

The Warrants contain certain limitations that prevent the holder from exercising the Warrants during any time that would result in the holder beneficially owning ADSs that exceed more than 19.985% of the total number of Flamel’s ordinary shares then issued and outstanding. In addition, upon certain changes in control of Flamel after March 13, 2014 or upon certain defaults under the Warrants, the holder has the right to cause Flamel to redeem the Warrants in ADSs at a redemption price based on the Black Scholes value of the outstanding ADSs issuable under the Warrants.

The sale of the Warrants was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) as a transaction not involving a public offering. The Warrants and the securities to be issued upon exercise of the Warrants have not been registered under the Securities Act or state securities laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from the registration requirements.

Registration Rights Agreement

In connection with the issuance of the Warrants, Flamel entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Éclat Holdings dated March 13, 2012, pursuant to which Flamel has agreed to file, no later than 30 days after the date of the Shareholder Approval, a registration statement with the Securities and Exchange Commission (the “SEC”) covering the resale of the ADSs issuable upon exercise of the Warrants.

The foregoing description of the Note Agreement, the Warrants and the Registration Rights Agreement is intended to be a summary of the provisions therein and is qualified in its entirety by reference to the actual documents attached as exhibits to this Form 6-K and incorporated by reference herein.

Chief Executive Officer Transition

Resignation of Stephen H. Willard as Chief Executive Officer

On March 13, 2012, Mr. Stephen H. Willard resigned from his position as Chief Executive Officer of Flamel. Mr. Willard will remain on the board of directors of Flamel. He also will remain as an employee of a US subsidiary of Flamel through December 31, 2012.

Under an agreement among Mr. Willard, Flamel and Flamel’s US subsidiary Flamel Technologies, Inc. (“Flamel Inc.”), Mr. Willard will receive, among other things, a salary of $250,000 payable through December 31, 2012, cash severance payments totaling $1,233,151 (based on applicable exchange rates) from Flamel and Flamel Inc., vesting of all unvested free shares as of December 31, 2012 and continuation of certain benefits through December 31, 2012. The agreement also contains certain customary provisions, including releases and nonsolicitation and confidentiality provisions.

On March 8, 2012, Mr. Willard exercised options to purchase 195,000 ADSs at an exercise price of €2.33 (or $3.09 based on applicable exchange rates) and has informed Flamel of his intent to continue holding such ADSs. However, there can be no assurance that such ADSs will not be sold or that other ADSs beneficially owned by Mr. Willard will not be sold.

Appointment of Michael S. Anderson as Chief Executive Officer

On March 13, 2012, the board of directors of Flamel appointed Michael S. Anderson as Flamel’s Chief Executive Officer. Prior to his appointment, Mr. Anderson was the founder and Chief Executive Officer of Éclat.

Effective March 13, 2012, Mr. Anderson and Flamel entered into an employment letter that provides, among other things, for annual base compensation of $524,197 (based on applicable exchange rates) as Chief Executive Officer of Flamel and Éclat, eligibility for an annual cash bonus of up to $200,000 subject to achievement of certain objectives established by Flamel’s board of directors and a grant of a total of 275,000 stock options at an exercise price of $6.93 per share that will vest in tranches over a thirty (30) month period. In the event that Mr. Anderson remains as Chief Executive Officer for at least one year and is terminated by Flamel without just cause, Flamel will pay Mr. Anderson €500,000, which will be subject to the signing of a settlement agreement with Flamel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies, S.A.

Dated: March 21, 2012	By:	/s/ Michael S. Anderson
Name: Michael S. Anderson
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
4.1*	Note Agreement among Flamel Technologies S.A., Flamel US Holdings, Inc. and Éclat Holdings, LLC, dated March 13, 2012
4.2	Guaranty of Note made by Flamel Technologies S.A. in favor of Éclat Holdings, LLC, dated March 13, 2012
4.3	Warrant to purchase 2,200,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A.
4.4	Warrant to purchase 1,100,000 American Depositary Shares, each representing one Ordinary Share of Flamel Technologies S.A.
4.5	Registration Rights Agreement between Flamel Technologies S.A. and Éclat Holdings, LLC, dated March 13, 2012

*Confidential treatment has been requested for the redacted portions of this agreement. A complete copy of the agreement, including the redacted portions, has been filed separately with the Securities and Exchange Commission.